Exhibit 99.15

CANOPY GROWTH DETAILS TEAM AND STRATEGIC SUPPORT NETWORK REGARDING CANNABIS STREAMING JOINT VENTURE, CANOPY RIVERS CORPORATION
May 1, 2017
1 Hershey Dr. Smiths Falls, ON K7A 0A8 (855) 558 9333 x 122 invest@canopygrowth.com www.canopygrowth.com

SMITHS FALLS, ON - Canopy Growth Corporation (TSX:WEED) (“Canopy Growth” or “the Company”), today released further details regarding the newly formed cannabis streaming and strategic support platform, Canopy Rivers Corporation (“Canopy Rivers”).

With a core focus on lean operations and capital efficiency, the operations and management at Canopy Rivers will be limited to select strategic members from Canopy Growth’s industry leading internal executive suite, supplemented with tier one external business development, financial, accounting, and legal professionals retained under contract.

Bruce Linton will act as Chairman to the board of directors at Canopy Rivers, with additional board seats, all reserved for independent directors, including one or more independent director(s) of the Company, representing the interests of the external capital providers and strategic counterparties to be determined in due course.

Canopy Rivers has engaged XIB Consulting Inc. (“XIB”) to provide business management and corporate development consultation services. XIB’s principals, Sean McNulty and Peter Hatziioannou will take leading roles on the mandate and leverage their significant industry experience, robust relationship network, and their internal support team comprised entirely of former finance professionals from tier one domestic and international investment banks.

Canopy Rivers has retained Cassels Brock & Blackwell LLP (“Cassels”) to act as legal counsel. Cassels, one of the most highly regarded law firms in Canada, has considerable experience working within the Canadian cannabis sector and is ideally positioned to leverage their insight and perspective gained from working with multi-billion dollar global companies specializing in the structuring of royalty and streaming transactions.

Canopy Rivers has engaged Deloitte LLP (“Deloitte”) to provide accounting and audit services. Deloitte, who also acts as auditors for Canopy Growth, has specialized expertise pertaining to the Canadian cannabis landscape, and can draw on unique experience from acting as auditors and advisors to several streaming and royalty companies.

Canopy Rivers, supported by this lean and specialized group of operating partners, plans to enter agreements to purchase a portion of cannabis production in exchange for upfront capital, strategic support, and genetics materials as may be required. Canopy Rivers plans to engage in strategic transactions with both Licensed Producers (“LP’s”) and selected LP applicants. For those that have received a pre-license inspection affirmation letter, Canopy Rivers will leverage best operating and infrastructure practices developed by partner Canopy Growth to help streamline and simplify the licensing process, de-risking their access to growth capital, and supplementing their operating practices and methodologies.

Each potential streaming partner will be evaluated separately, and individual streaming and support service contracts entered by Canopy Rivers will be priced and structured consistently with the risks, value proposition, and requirements of our counterparties. Capital invested in each streaming partner may involve an upfront payment, may include additional license or production based milestones payments, and may also involve equity or and/or equity linked securities.

“In a market with extremely limited access to traditional debt and non-dilutive capital, streaming agreements with Canopy Rivers facilitate a lower cost, less dilutive source of growth capital that is directly connected to an invaluable operational support platform,” said Bruce Linton, Chairman of Canopy Rivers.

Canopy Rivers’ relationship and joint venture agreement with Canopy Growth also provides streaming partners with potential access to the industry’s largest portfolio of patients and potential consumers via Canopy Growth’s Tweed Main Street and Craft Grow programs and platform.

From a Canopy Growth perspective, this strategic agreement with Canopy Rivers provides the Company with a secure, and predictable source of incremental cannabis supply, increased diversification of its products available for sale, and an ideal partner to generate referral and introduction opportunities for Tweed Main Street and Canopy’s Craft Grow programs and platforms.

Here’s to Future Growth (and Streaming).

Contact:
Jordan Sinclair Director of Communications & Media Jordan@canopygrowth.com 613-769-4196

Tyler Burns Investor Relations tyler.burns@canopygrowth.com 855-558-9333 ex 122

Director: Bruce Linton tmx@canopygrowth.com

About Canopy Rivers Corporation
Canopy Rivers is a newly-formed and wholly-owned subsidiary of Canopy Growth focused on free cash flow generation and the aggregation of wholesale supply. Canopy Rivers will enter streaming agreements to purchase a portion of cannabis harvested from licensed producers in exchange for an upfront capital and additional ongoing payments upon delivery of the product. In return, Canopy Rivers will be supplied with high-quality cannabis at predictable costs. Partners of Canopy Rivers will benefit from Canopy Growth’s world-leading expertise within the cannabis market while still allowing the partners to maintain day-to-day control over operational and strategic initiatives. For more information visit www.canopyrivers.com

About Canopy Growth Corporation
Canopy Growth is a world-leading diversified cannabis company, offering diverse brands and curated cannabis strain varieties in dried and oil extract forms. Through its wholly-owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of indoor and greenhouse production capacity. Canopy Growth has established partnerships with leading sector names in Canada and abroad. For more information visit www.canopygrowth.com.

About XIB Consulting Inc.
XIB Consulting Inc, a Toronto-based capital markets consulting and advisory firm that specializes in the Canadian cannabis industry. With considerable experience in mergers and acquisition advisory, institutional equity sales, and event-driven hedge fund management, XIB offers clients corporate consulting services from a unique perspective in the Canadian capital markets. XIB and its principals have been pioneers within the sector providing capital markets consulting and advisory services to many of the leading cannabis companies in Canada.

Notice Regarding Forward Looking Statements
This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, Tweed Inc., Tweed Farms Inc., Mettrum Health Corp., or Bedrocan Canada Inc. to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corp. does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

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